EXHIBIT 99.1

Press release dated March 24, 2005, announcing ordinary general meeting of shareholders approving dividend distribution.

TIM Hellas Telecommunications SA

TIM HELLAS ORDINARY GENERAL MEETING OF SHAREHOLDERS APPROVES DIVIDEND DISTRIBUTION

ATHENS, March 24, 2005 – TIM Hellas Telecommunications SA (NASDAQ: TIMHY; Amsterdam: TIMHY) today announced that the Ordinary General Meeting of the company’s shareholders held today, approved the Board of Directors’ proposal for the distribution of dividends for the year ended December 31, 2004.

According to the relevant decision of the Ordinary General Meeting, the net cash dividend per share for the 2004 financial year will be € 0.10. Registered holders of TIM Hellas shares on April 8, 2005 will be entitled to the dividend payment. The dividend payment date has been set to May 23, 2005.

Dividends to holders of ADR’s will be distributed in accordance with the provisions of the Depository Agreement between TIM Hellas and the Bank of New York and dividends to holders of DDR’s will be distributed in accordance with the provisions of the Depositary Agreement between TIM Hellas and N.V. Algemeen Nederlands Trustkantoor (ANT).

“We are pleased to distribute a stable dividend of €0.10 per share for the year 2004, in spite of the lower operating performance seen this past year, thus once more re-affirming the company’s consistent commitment to providing a tangible return for our shareholders,” said Mr. Socrates Kominakis, Chief Executive Officer of TIM Hellas.

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Contact: Investor Relations: Rania Bilalaki +30 210 6158585
ir&tim.gr
www.tim.com.gr/en/ir.cfm

TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.